UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 5)*

Under the Securities Exchange Act of 1934

Blue Apron Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09523Q 200

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09523Q 200

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Matthew B. Salzberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 1,513,568

	6.	Shared Voting Power* 1,250

	7.	Sole Dispositive Power* 3,191,652

	8.	Shared Dispositive Power* 1,250

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 3,192,902

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 18.3%

12.	Type of Reporting Person (See Instructions) IN

* See Item 4 below.

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 1,316,272

	6.	Shared Voting Power* 0

	7.	Sole Dispositive Power* 1,316,272

	8.	Shared Dispositive Power* 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 1,316,272

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 8.4%

12.	Type of Reporting Person (See Instructions) OO

* See Item 4 below.

Item 1.
(a)	Name of Issuer Blue Apron Holdings, Inc.
(b)	Address of Issuer’s Principal Executive Offices 28 Liberty Street New York, NY 10005

Item 2.
(a)	Name of Person(s) Filing Matthew B. Salzberg Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement
(b)	Address of Principal Business Office or, if none, Residence c/o Blue Apron Holdings, Inc. 28 Liberty Street New York, NY 10005
(c)	Citizenship Matthew B. Salzberg — United States of America Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement — New York
(d)	Title of Class of Securities Class A Common Stock, par value $0.0001 per share
(e)	CUSIP Number 09523Q 200

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership

Matthew B. Salzberg and the Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement (the “2014 Annuity Trust,” and together with Matthew B. Salzberg, the “Reporting Persons”) are filing this Amendment No. 5 to Schedule 13G (this “Statement”) to update the Reporting Persons’ beneficial ownership of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), and Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock,” and, together with the Class A Common Stock, the “Common Stock”), of Blue Apron Holdings, Inc. (the “Issuer”). The amount of securities reported on this Statement reflect the Issuer’s 1-for-15 reverse stock split of its Common Stock, which was effected on June 14, 2019.

(a)	Amount beneficially owned:

Reporting Person	Number of Shares
Matthew B. Salzberg	3,192,902
Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement	1,316,272

(b)	Percent of class:

Reporting Person	Percent of Class(1)
Matthew B. Salzberg	18.3	%(2)
Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement	8.4	%(3)

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or direct the vote:

Reporting Person	Number of Shares
Matthew B. Salzberg	1,513,568	(4)
Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement(5)	1,316,272

(ii)	Shared power to vote or direct the vote:

Reporting Person	Number of Shares
Matthew B. Salzberg	1,250	(6)
Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement(5)	0

(iii)	Sole power to dispose or direct the disposition of:

Reporting Person	Number of Shares
Matthew B. Salzberg	3,191,652	(7)
Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement(5)	1,316,272

(iv)	Shared power to dispose or direct the disposition of:

Reporting Person	Number of Shares
Matthew B. Salzberg	1,250	(6)
Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement(5)	0

(1)	Based upon outstanding share information provided to the Reporting Person by the Issuer as of December 31, 2020 (14,365,664) shares of Class A Common Stock outstanding). Each share of Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis upon certain transfers of such shares and at the holder’s election.

(2)	Based on the quotient obtained by dividing (a) the aggregate number of shares of Common Stock beneficially owned by the Reporting Person as set forth in Item 4(a) by (b) the sum of (i) 14,365,664 shares of Class A Common Stock outstanding as of December 31, 2020 and (ii) 3,064,271 shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Common Stock beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Based on the quotient obtained by dividing (a) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Personas set forth in Item 4(a) by (b) the sum of (i) 14,365,664 shares of Class A Common Stock outstanding as of December 31, 2020 and (ii) 1,316,272 shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4)	Consists of (a) 128,631 shares of the Issuer’s Class A Common Stock held of record by Mr. Salzberg, (b) 1,215,161 shares of the Issuer’s Class B Common Stock held of record by Mr. Salzberg, (c) 166,666 shares of the Issuer’s Class B Common Stock held of record by The Matthew Salzberg Family 2014 Trust, for which Mr. Salzberg serves as a trustee, and (d) 3,110 shares of the Issuer’s Class B Common Stock’ subject to options exercisable within 60 days of December 31, 2020.

(5)	Matthew B. Salzberg and his father, Barry Salzberg, are co-trustees of the 2014 Annuity Trust. Matthew B. Salzberg has sole investment control and Barry Salzberg has sole voting control over securities owned by the 2014 Annuity Trust.

(6)	Consists of 1,250 shares of the Issuer’s Class B Common Stock held of record by Aspiration Growth Opportunities II GP, LLC, with respect to which Matthew B. Salzberg has shared investment and voting power.

(7)	Consists of (a) the shares described in footnote 4, (b) 1,316,272 shares of the Issuer’s Class B Common Stock held of record by the 2014 Annuity Trust, for which Matthew B. Salzberg exercises sole investment control, (c) 180,906 shares of the Issuer’s Class B Common Stock held of record by MS 2018 Trust I, for which Matthew B. Salzberg exercises sole investment control, and (d) 180,906 shares of the Issuer’s Class B Common Stock held of record by MS 2018 Trust II (together with MS 2018 Trust I, the “2018 Trusts”), for which Matthew B. Salzberg exercises sole investment control. Matthew B. Salzberg and his father, Barry Salzberg, are co-trustees of the 2018 Trusts. Matthew B. Salzberg has sole investment control and Barry Salzberg has sole voting control over securities owned by the 2018 Trusts.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MATTHEW B. SALZBERG

/s/ Matthew B. Salzberg

FAMILY TRUST CREATED UNDER ARTICLE V OF THE MATTHEW SALZBERG 2014 ANNUITY TRUST AGREEMENT

/s/ Matthew B. Salzberg
Name: Matthew B. Salzberg
Title: Co-trustee

Dated: February 16, 2021